GUGGENHEIM INVESTMENTS
227 West Monroe Street - 49th Floor
Chicago, Illinois 60606

May 24, 2017

VIA EDGAR

Megan Miller
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington DC 20549

RE:    Guggenheim Enhanced Equity Income Fund (811-21681)
Guggenheim Taxable Municipal Managed Duration Trust (811-22437)

Dear Ms. Miller
Thank you for your telephonic comments, provided on April 24, 2017, concerning the annual reports to shareholder of Guggenheim Enhanced Equity Income Fund (811-21681) (“GPM”) for the fiscal year ended December 31, 2016 and the annual report to shareholders of Guggenheim Taxable Municipal Managed Duration Trust (811-22437) (“GBAB” and, together with GPM, each a “Fund” and, collectively, the “Funds”) for the fiscal year ended May 31, 2016, and other publicly available materials related to the Funds. For ease of reference, we have summarized your comments below followed by our responses.
Guggenheim Enhanced Equity Income Fund
Comment 1: We note that the fund invests primarily in exchange-traded funds (“ETFs”). The ETFs in which the Fund invests range from 14% to 64% of the Fund’s net assets. Revise disclosure to indicate where a Fund shareholder can find the shareholder reports of the ETFs in which the Fund invests. See AICPA Expert Panel - Investment Companies Minutes (October 1, 2004).

Response: The Fund will include disclosure in future shareholder reports indicating where a Fund shareholder can find shareholder reports of ETFs in which the Fund invests. Note that while investments in ETFs continue to be a significant component of the Fund’s investment strategy, as of March 20, 2017, the Fund seeks equity exposure through a combination of investments in individual equity securities and investments in ETFs.
Comment 2:    Explain if fees waived by the Fund’s investment adviser can be recouped, and if so describe the terms and amounts of such recoupment and include disclosure regarding such recoupment in the financial statements going forward.
Response: Fees waived by the Fund’s investment adviser are not subject to recoupment. Also note that as of March 20, 2017, the Fund’s investment advisory agreement was restated, and as a result, instead of a contractual management fee of 0.90% and a waiver of 0.10%, the Fund now pays a contractual management fee of 0.80%.

Ms. Megan Miller
May 24, 2017

Guggenheim Taxable Municipal Managed Duration Trust
Comment 3:    Pursuant to Rule 4-08(m) of Regulation S-X, if the amount of the Fund’s reverse repurchase agreement financing exceeds 10%, then the aggregate amount of the liability incurred pursuant to the reverse repurchase agreements should include interest payable.
Response: The Fund will include interest payable within the aggregate amount of the liability incurred pursuant to reverse repurchase agreements in future financial statements.
Comment 4:    To the extent that the Fund has consent and amendment fee income, such income should be broken out separately on statement of operations. See Rule 6-07(1) of Regulation S-X.
Response: The Fund will include a separate line item for consent and amendment fee income provided that these amounts are material to the Fund.
Comment 5:    The accountant’s report on internal controls filed with the Fund’s recent NSAR-B is missing the city and state of the accounting firm. The accountants’ reports for future filings should include the city and state.
Response: The Fund confirms that the accountants’ reports for future filings will include the city and state.

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If you have any questions or comments or require any additional information in connection with the above, please do not hesitate to contact me at (312) 357-0380.

Sincerely,

/s/ John L. Sullivan
John L. Sullivan
Chief Financial Officer, Chief Accounting Officer and Treasurer

cc:    Mark E. Mathiasen, Secretary of the Funds
Kevin T. Hardy, Skadden, Arps, Slate, Meagher & Flom LLP